SULLIVAN & CROMWELL LLP A LIMITED LIABILITY PARTNERSHIP
TELEPHONE: +44(0)20-7959-8900 FACSIMILE: +44(0)20-7959-8950 WWW.SULLCROM.COM	One New Fetter Lane London EC4A 1AN, England FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

                                  September 29, 2011

Mr. Brad Skinner,
Senior Assistant Chief Accountant,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549-4628.

Re:	Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”) Form 20-F for Fiscal Year Ended December 31, 2010

Dear Mr. Skinner:

I refer to your letter dated September 23, 2011 to Mr. Ben Mathews of Rio Tinto and my telephone call with Mark Wojciechowski on September 27, 2011 regarding the due date for responding to your letter.  Rio Tinto has requested an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by Rio Tinto’s officers and external advisers.  Rio Tinto confirms that it intends to submit its responses to the Staff’s comments by October 31, 2011.

Very truly yours,

/s/ Kathryn A. Campbell

Kathryn A. Campbell

cc:           Mr. Ben Mathews
(Rio Tinto)

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of the partners' names and professional qualifications is available for inspection at the above address.
All partners are either registered foreign lawyers in England and Wales or solicitors. Regulated by the Solicitors Regulation Authority.